Exhibit 99.69

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Emerald Health Therapeutics, Inc. (the "Company")

Suite 210 – 800 West Pender Street

Vancouver, British Columbia V6C 1J8

Item 2.	Date of Material Change

November 29, 2019

Item 3.	News Release

A news release was disseminated on November 29, 2019 through GlobeNewswire and subsequently filed on SEDAR.

Item 4.	Summary of Material Changes

The Company announced that, further to its news release dated November 13, 2019, it closed its prospectus sale (the "Offering") to a single Canadian institutional accredited investor (the "Investor"). Pursuant to the Offering, the Investor purchased 4,385,965 units of the Company (the "Units"), each Unit consisting of one common share of the Company and one common share purchase warrant, at a price of $0.57 per Unit for total gross proceeds of

$2,500,000. The Investor also purchased from Emerald Health Sciences Inc. ("Sciences"), a control person of the Company, 4,385,965 common shares held by Sciences at a price of $0.57 per share.

Item 5.	Full Description of Material Change

See attached Schedule "A".

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:

Jenn Hepburn

Chief Financial Officer

Telephone: 1.800.757.3536 ext. 5

Item 9.	Date of Report

December 4, 2019

Emerald Health Therapeutics Closes $2.5 Million Prospectus Sale and Concurrent Secondary Sale

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE OR FOR DISSEMINATION IN THE UNITED STATES

VANCOUVER, British Columbia, Nov. 29, 2019 -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF), announced today that it closed its prospectus sale (the "Offering") to a single Canadian institutional accredited investor (the “Investor”), as announced on November 13, 2019. Pursuant to the Offering, Emerald has issued 4,385,965 units of Emerald (each, a "Unit") at a price of $0.57 per Unit for total gross proceeds of $2,500,000.

Each Unit consists of one common share of Emerald (each, a "Common Share") and one common share purchase warrant (each, a "Warrant"). Each Warrant entitles the Investor to acquire one common share of Emerald (each, a "Warrant Share") at a price of $0.75 per Warrant Share for a period of five years following the closing of the Offering. In the event that the closing sale price of the Common Shares on the TSX Venture Exchange, or such other principal exchange on which the Common Shares are then trading, is greater than $1.50 per Common Share for a period of ten consecutive trading days at any time after the closing of the Offering, Emerald may accelerate the expiry date of the Warrants by giving written notice to the Investor and in such case the Warrants will expire on the 15th day after the date on which such notice is given by Emerald.

The previously announced purchase by the Investor of 4,385,965 common shares of Emerald (each, a "Secondary Share") at a price of $0.57 per Secondary Share from Emerald Health Sciences Inc., a control person of Emerald, (the "Secondary Sale") has also closed.

Emerald intends to use the net proceeds of the Offering for general working capital purposes. Emerald did not receive any proceeds from the Secondary Sale.

The Treasury Shares and the Secondary Shares were offered by way of a shelf prospectus supplement filed in all of the provinces of Canada pursuant to National Instrument 44-102 – Shelf Distributions.

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis products focused on differentiated, value-added product development for medical and adult-use customers supported by novel intellectual property, large-scale cultivation, extraction, and softgel encapsulation, as well as unique marketing and distribution channels. Its 50%-owned Pure Sunfarms operation in British Columbia, with value-oriented products, is in full production at its first 1.1 million square foot greenhouse operation, Delta 3. Pure Sunfarms’ second 1.1 million square foot greenhouse, Delta 2, is planned to be in full production by the end of 2020. Emerald’s Verdélite 88,000 square foot indoor production facility in Québec is fully-licensed and increasing cultivation of premium, craft cannabis strains. Its Metro Vancouver high-quality organic greenhouse and outdoor operation is expanding production in the first of two 78,000 square foot buildings. Its Emerald Health Naturals joint venture is broadening distribution of its non-cannabis endocannabinoid-supporting product line across Canada. The executive team is highly experienced in life sciences, product development, large-scale agri-business, and marketing.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer

(800) 757 3536 Ext. #5

Emerald Investor Relations

(800) 757 3536 Ext. #5

invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include: the use of proceeds raised from the Offering; obtaining required regulatory approvals; production and processing capacity of various facilities; expansion of facilities; receipt of hemp deliveries; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in Emerald’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward- looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.